January 16, 2007	Ryan A. Murr ryan.murr@hellerehrman.com Direct +1.858.450.8425 Direct Fax +1.858.587.5924 Main +1.858.450.8400

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. - Mail Stop 6010

Washington, D.C. 20549

Attn: Zafar Hasan

Re:	Neurobiological Technologies, Inc.
Amendment No. 3 to Form S-3 filed June 16, 2006
File No. 333-123017

Ladies and Gentlemen:

On behalf of Neurobiological Technologies, Inc. (“NTI”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated June 26, 2006, in connection with the filing of the above-referenced registration statement on Form S-3 (the “Form S-3”). On behalf of NTI, we are concurrently filing Amendment No. 4 to the Form S-3 (the “Amendment”).

General

1.	We note your response to comment numbers four and eight and disagree with your analysis. The material terms, including aggregate milestone payments, must be disclosed for all material agreements. The fact that the payments were not probable is not an adequate reason for failing to disclose these potential payments. Please confirm that you will disclose the material terms of all material agreements, including potential milestone payments, going forward. This disclosure is not dependent on the payments being probable.

The Company has provided the requested disclosure in its Annual Report on Form 10-K for the year ended June 30, 2006 (the “2006 Form 10-K”) and will continue to provide such disclosure in future filings.

Form 10-K for the Fiscal Year Ended June 30 2005

Liquidity and Capital Resources, page 27

Contractual Obligations Table, page 29

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2.	Regarding prior comments eight and nine, please provide us with the specific disclosures that you intend to provide in your future filings. To the extent you amend your Forms 10-K and 10-Q for the comment below, please include these disclosures in your amended filings.

As indicated above in the response to Comment No. 1, the Company has provided the requested disclosure in the 2006 Form 10-K and will continue to provide such disclosure in future filings. As requested, the Company has also clarified the payment obligations under the caption “Other long-term liabilities.”

Financial Statements

Note 2. Acquisition of Empire Pharmaceuticals, Inc., page 49

3.	Regarding your response to prior comment ten, please elaborate on how your accounting complied with the first sentence of paragraph 46 of SFAS 141. In particular, please clarify why you did not appear to initially recognize a liability in an amount equal to the lesser of: (a) the maximum amount of contingent consideration or (b) the excess of fair value of the acquired net assets over the initial consideration payment, prior to the pro rata allocation required by paragraph 44 of SFAS 141. As the maximum amount of contingent consideration would presumably have been equal to or greater than the amount of the contingent payment once it was resolved, it is unclear why (a) would not have been at least $11.5 million. As your response appears to indicate that (b) was $11.6 million, it is unclear why a liability was not initially recognized for at least $11.5 million. If a liability should have been initially recognized, please: (i) amend your Form 10-K for the fiscal year ended June 30, 2005 and your Form 10-Q for the quarterly period ended March 31, 2006 to restate your financial statements accordingly and (ii) provide us an analysis supporting the restated amounts and your compliance with paragraph 46 of SFAS 141.

We have restated our 2005 financial statements in conjunction with the filing of our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 to reflect a recategorization and a minor reallocation of the assets acquired in the transaction.

The purchase of Empire Pharmaceuticals, Inc (“Empire”) was recorded as a purchase of assets, pursuant to SFAS 142, paragraph 9 “Goodwill and Other Intangible Assets” and EITF 98-3, “Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business”, rather than as a business combination under SFAS 141, because Empire was a development stage enterprise and its operations at the acquisition date did not represent those of a business entity. The guidance in EITF 98-3 provides that “A business is a self-sustaining set of activities conducted and managed for the purpose of providing a return to investors.” Empire’s operations did not constitute that of a business because it had no demonstrated capacity to: (i) process resource inputs; and, (ii) produce outputs in order to generate revenues, which are two of three requirements established in EITF 98-3. Empire owned certain licenses, patents and tangible assets related to which it was performing research and development activities. Empire lacked the necessary elements of a business entity because it did not have a product which had received regulatory approval to be marketed and therefore it had no ability to access customers. Empire had no sales revenue or customers. Accordingly, since the purchase was not a business combination, there was no goodwill nor negative goodwill at the purchase date. Therefore, we conclude that paragraph 46 of SFAS 141 does not apply.

With respect to the contingent consideration, we applied the guidance in SFAS 141, paragraphs 26 and 27. We determined that the contingent consideration should be recorded when and if the contingency was resolved and the consideration payment became payable. The contingency was based upon the initiation of Phase III clinical trials of Viprinex for use in the stroke indication. At the purchase date, the probability of receiving regulatory approval and initiating a Phase III clinical trial was highly uncertain due to a number of factors. First, Viprinex had failed a large Phase III clinical trial in Europe in 2000, so it was very uncertain whether the FDA would permit another clinical trial. Second, NTI was proposing to the FDA a new dosing regimen that had never previously been administered in stroke patients, and it is not uncommon for the FDA to require a new dosing regimen to be tested in a Phase II clinical trial prior to evaluating whether the drug candidate should receive approval to enter Phase III clinical trials. Third, there was uncertainty about NTI’s ability to obtain supplies of the drug for clinical trials. If the Phase III trials were never initiated, no amount of contingent consideration would be payable by NTI. Therefore, at the time of purchase, the outcome of the contingency was not determinable beyond a reasonable doubt, as required under SFAS 141 paragraph 26. In addition, because the value of the contingent consideration was primarily based on the stock price at the date the contingency was met, the value of such consideration was not determinable at the purchase date. The pivotal Phase III clinical trials were not initiated until November 2005, more than 16 months after the purchase date. We believe that the length of time that had elapsed since the purchase date further illustrates the uncertainty that existed with respect to the favorable resolution of this contingency at the time of the purchase.

The terms of the purchase agreement provided for initial and contingent payments, requiring the Company to pay a portion in shares of common stock and a total of $4,000,000 in cash. The initial payment of $11,453,000 in July 2004 consisted of 2,399,163 shares of common stock valued at $9,453,000 and cash of $2,000,000. In addition, the Company incurred acquisition-related expenses of $1,216,000, which were included as part of the initial purchase price. Upon the commencement of Phase III clinical trials for Viprinex in November 2005, the Company paid the selling shareholders of Empire an additional $11,501,000, consisted of 2,375,170 shares of common stock valued at $9,501,000 and cash of $2,000,000.

The Company allocated the initial and contingent purchase price payments in accordance with the provisions of SFAS 142, related to the purchase of a group of assets. SFAS 142 provides that the cost of the group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based upon their relative fair values.

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If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858) 450-8425 or Stephen Ferruolo at (858) 450-8430 at your convenience. Your assistance in this matter is appreciated.

Sincerely,
/s/ Ryan A. Murr Ryan A. Murr

Enclosures

cc:	Jeffrey Reidler, Securities and Exchange Commission
Tabatha Akins, Securities and Exchange Commission
Jim Rosenberg, Securities and Exchange Commission
Craig Carlson, Neurobiological Technologies, Inc.

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